SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2001,

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____.

Commission file number 1-1169

THE RAIL BEARING SERVICE EMPLOYEE SAVINGS PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

Rail Bearing Service Employee Savings Plan

December 30, 2001 and 2000, and the Year ended December 30, 2001
with Report of Independent Auditors

Rail Bearing Service Employee Savings Plan

Audited Financial Statements and Schedules

December 30, 2001 and 2000 and the
Year ended December 30, 2001

Contents

0204-0295212

Report of Independent Auditors

Rail Bearing Service Corporation, Administrator of the
Rail Bearing Service Employee Savings Plan

We have audited the accompanying statements of assets available for benefits of the Rail Bearing Service Employee Savings Plan as of December 30, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 21, 2002

Rail Bearing Service Employee Savings Plan

Statements of Assets Available for Benefits

	December 30	
	2001	**2000**
Assets		
Investments, at fair value	**$ 5,854,383**	$ 6,589,350
Receivables:		
Contribution receivable from participants	**1,115**	3,507
Contribution receivable from Rail Bearing Service Corporation	**1,957**	62,715
Accrued income	**1,788**	5,135
Total receivables	**4,860**	71,357
Assets available for benefits	**$ 5,859,243**	$ 6,660,707

See accompanying notes

Rail Bearing Service Employee Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2001

Additions	
Interest and dividends	**$ 81,807**
Contributions:	
Participants	**366,437**
Rail Bearing Service Corporation	**30,252**
	396,689
Total additions	**478,496**
Deductions	
Benefits paid directly to participants	**816,824**
Net depreciation in fair value of investments	**463,136**
Total deductions	**1,279,960**
Net decrease	**(801,464)**
Assets available for benefits:	
Beginning of year	**6,660,707**
End of year	**$ 5,859,243**

See accompanying notes.

1. Description of Plan

The following description of the Rail Bearing Service Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Rail Bearing Service Corporation (the Company). Employees of the Company become eligible to participate in the Plan immediately and are eligible to contribute to the Plan after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to IRS limitations. The Company matches employee contributions at an amount equal to 50% on the first 6% of the participant's gross earnings. In addition, the Company contributes common stock of The Timken Company at an amount equal to 10% on the first 6% of the participant's gross earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Plan also provides for a discretionary "Profit Sharing Contribution" by the Company. The Company did not make a "Profit Sharing Contribution" for the year ended December 30, 2001.

Upon enrollment, a participant must direct his or her contribution in 5% increments to any of the Plan's fund options. The Company's matching contribution is based on the participant's contribution percentages. Participants have access to their account information and the ability to make account transfers and contribution changes in an unlimited number of times through an automated telecommunications system.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution and Company stock contribution portions of their accounts plus actual earnings thereon occurs over a period of seven years with 20% vested after three years and an additional 20% in each of the years four to seven. Also, vesting in the Company profit sharing contribution of their accounts plus actual earnings thereon occurs over a period of five years with zero percent in years one through four and 100% in year five.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms can not exceed five years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 62 or normal retirement age under the Plan, receive a lump-sum amount equal to the vested balance of his or her account, receive the vested balance as monthly annuity payments, or elect to receive staggered installments over a fixed period of time.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of The Timken Company common stock in which the Company's defined contribution plans participate on a unit basis. The Timken Company common stock is traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the year. The valuation per unit of The Timken Company Stock Fund was $9.00 and $8.53 at December 30, 2001 and 2000, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts

2. Accounting Policies (continued)

reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) In Fair Value of Investments
Common stock of The Timken Company	**$ 11,789**
Mutual funds	**(404,169)**
Collective trust funds	**(70,756)**
	$ (463,136)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2001	2000
AXP Mutual Fund	**$ -**	$ 768,969
AXP New Dimensions Fund	**966,679**	1,275,011
Templeton Foreign Fund	**336,580**	482,786
American Express Trust U. S. Government Securities Fund I	**1,048,886**	999,961
American Express Trust Bond Fund	**993,344**	795,813
American Express Trust Medium-Term Horizon (50:50) Fund	**658,824**	-
American Express Trust Equity Index Base Fund	**1,422,043**	1,823,960

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2001	**2000**
Investments, at fair value:		
The Timken Company Stock Fund	**$ 188,379**	$ 165,324
Receivables:		
Contribution receivable	**328**	3,116
	$ 188,707	$ 168,440

	Year ended December 30, 2001
Change in assets:	
Net appreciation in fair value of investments	**$ 11,789**
Dividends	**7,689**
Contributions	**25,901**
Benefits paid directly to participants	**(6,637)**
Transfers to participant directed accounts	**(18,475)**
	$ 20,267

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related Party Transactions

The following is a summary of transactions in common stock of The Timken Company for the year ended December 30, 2001:

	Shares	Dollars
Purchased	12,522	**$ 197,790**
Dividends received		**7,689**

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

7. Subsequent Event

Effective December 31, 2001, the Plan was amended to segregate the Timken Company Stock Fund into two components – a newly created Employee Stock Ownership Plan, or ESOP, and a Timken Stock Fund. The ESOP will contain all shares held in the Timken Company Stock Fund at December 30, 2001. Beginning December 31, 2001, employee and participant contributions will go into the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund will be transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash or automatically reinvested in common stock of The Timken Company.

Rail Bearing Service Employee Savings Plan

EIN: 54-1741259 Plan Number: 002

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 30, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost (B)	Current Value
The Timken Company Stock Fund*(A)	20,924 units	$ 185,715	$ 188,379
AXP New Dimensions Fund*	38,838 units		966,679
Templeton Foreign Fund	36,545 units		336,580
American Express Trust Company*:			
U.S. Government Securities Fund I	1,048,886 units		1,048,886
Bond Fund	14,812 units		993,344
Medium-Term Horizon (50:50) Fund	30,239 units		658,824
Long-Term Horizon (80:20) Fund	2,315 units		53,040
Small Cap Equity Index Fund II	4,600 units		66,677
Equity Index Base Fund	40,588 units		1,422,043
Participant notes receivable at interest rates ranging from 6.0% to 10.5%*	119,931 units		119,931
Total investments			$ 5,854,383

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed.

(B) Cost information is only required for nonparticpant-directed investments.

Rail Bearing Service Employee Savings Plan

EIN: 54-1741259 Plan Number 002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 30, 2001

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company*(C)	The Timken Company common stock						
	72 purchases aggregating 12,522 shares	$ 197,790			$ 197,790		
	29 sales aggregating 11,657 shares		$ 186,526		173,560		$ 12,966

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed.

There were no category (i), (ii) or (iv) transactions during 2001.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RAIL BEARING SERVICE
EMPLOYEE SAVINGS PLAN

Date: 06/19/02

By: [signature]
Thomas Dupaski
President

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-45753) pertaining to the Rail Bearing Service Employee Savings Plan of our report dated June 21, 2002, with respect to the financial statements and schedules of the Rail Bearing Service Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2001.

Ernst & Young LLP
ERNST & YOUNG LLP

Canton, Ohio
June 21, 2002